

May 24, 2013

Albert M. Campbell, III
Executive Vice President and Chief Financial Officer
Mid-America Apartment Communities, Inc.
6584 Poplar Avenue
Memphis, Tennessee 38138

> **Re:** **Mid-America Apartment Communities, Inc.**
> **Form 10-K**
> **Filed February 22, 2013**
> **File No. 001-12762**

Dear Mr. Campbell:

We have reviewed your response letter dated May 14, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Financial Statements

Consolidated Statements of Operations, page F-5

1. We have considered your response to our prior comment 1. Please provide us with your detailed basic and diluted earnings per share calculations including an analysis of all securities included and excluded from the calculations and the test performed on those securities to determine if they were dilutive.

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies

Real Estate Assets and Depreciation and Amortization, page F-11

2. We have considered your response to our prior comment 2. Please clarify for us whether acquired properties are in use at the time the costs for painting, vinyl flooring and blinds are capitalized. Additionally, tell us the total cost the company capitalized in each period related to these items.

Out of Period Adjustments, page F-14

3. We have read your response to our prior comment 5. Please revise your disclosure in future filings to more thoroughly describe the out of period adjustment including an explanation of the nature of the adjustment, how the issue was identified and the impact the adjustment would have had on all periods presented in your financial statements. In addition your revised disclosure should include a detailed description of the facts that lead management to conclude the adjustment was not material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief